DAG MEDIA INC

P.E.
12-31-05

06039667

ANNUAL REPORT

DECEMBER 31, 2005

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

DAG MEDIA Inc.
125-10 Queens Blvd., Suite 14, Kew Gardens, NY 11415
MAIN OFFICE: 718-520-1000 • FAX: 718-793-2522
NASDAQ:DAGM

Dear Shareholders,

As DAG Media moves into 2006, we stand on the cusp of a transformation that has been years in the making. With the recent sale of the Jewish Israeli Yellow Pages and the Jewish Master Guide, and the launch of our revolutionary online search solution, NextYellow.com, DAG Media has become fully vested in its quest to redefine how consumers search for businesses and services.

DAG Media is focused on its new subsidiary DAG Interactive (which encompasses NextYellow.com), because we foresee much greater opportunities for profitability and, by extension, shareholder return, in the online arena than with traditional print directories.

In December 2005, we launched DAG Interactive to introduce our unique and innovative software solution to the online Yellow Pages industry. With the help of Ocean-7 Development, Inc., a company experienced in Internet and software development, we have launched an alpha version of Nextyellow.com, and expect to be fully operational by June 2006. NextYellow.com flips the yellow pages paradigm on its head by bringing businesses to consumers. Consumers simply type in their inquiry and ZIP code online, and wait for businesses to contact them. We will derive revenues from businesses paying subscription fees to NextYellow.com, as well as advertising on the site.

Since its inception, DAG Media's core business has been responding to and understanding the needs of small companies. The launch of DAG Interactive builds on this foundation and offers a promising future of potential future growth. We remain open to new acquisitions in the coming year if we feel they will enhance shareholder return.

I offer you best wishes for a safe and prosperous 2006.

Sincerely,

Assaf Ran
CEO and Chairman of the Board
DAG Media, Inc.

Prior Business

We published and distributed print and online business directories for domestic niche markets. Our principal source of revenue came from the sale of advertisements in these directories. As a sales incentive we also provided our advertisers with added values, such as referral services and a consumer discount club. We also operated Internet portals, *JewishYellow.com* targeting worldwide Jewish communities and *JewishMasterGuide.com*, targeting the ultra-orthodox and Hasidic communities.

Our principal directories were: the *Jewish Israeli Yellow Pages*, a bilingual, English and Hebrew, yellow page directory distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida. The *Jewish Master Guide*, also known as The *Kosher Yellow Pages*, a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities in the New York metropolitan area, New Jersey and Florida.

Future Business

On December 5, 2005, following the execution of a web-site development and services agreement signed between us, and Ocean-7 Development, Inc., a company experienced in Internet and software development, we announced the formation of DAG Interactive, Inc., a subsidiary of DAG Media, Inc., through which we anticipate operating our new Internet business, NextYellow.com. The objective of DAG Interactive, Inc. is to introduce our unique and innovative software solution to the online Yellow Pages industry. DAG Interactive, Inc.'s new business, NextYellow.com, will utilize a new, patent pending application which will facilitate highly accurate and instant automated matching between consumers' needs and businesses' capabilities. To utilize this application, a customer will visit our website and describe, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index and ultimately locate businesses or vendors which provide the sought after services or goods, and will automatically match those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses will contact customers in response to customers' inquiries.

Subsequent Events

On February 6, 2006, we entered into an asset purchase agreement to sell the assets and liabilities of our two Jewish directories, The *Jewish Israeli Yellow Pages* and The *Jewish Master Guide* (also known as the Kosher Yellow Pages), to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agencies' owners and a few of our employees. The assets will be sold for (i) $291,667 to be paid in cash at the closing; (ii) the delivery of a promissory note in the amount of $613,333 which will be paid in 24 consecutive monthly installments of $25,556 each bearing 5% interest, per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,364,000. A definitive asset purchase agreement, also referred to herein as the asset purchase agreement, was executed on February 6, 2006. We hired a prominent investment banker to conduct a valuation analysis and to provide a fairness opinion regarding the value of the directories to our shareholders.

The asset purchase agreement contains normal and customary representations, warranties and covenants. The asset purchase agreement provides, under certain circumstances, for us and DAG-Jewish Directories, Inc. to indemnify each other for breaches of our respective representations, warranties and covenants. In addition, the asset purchase agreement provides for transition services agreements to be signed between us, Assaf Ran, our President and Chief Executive Officer, and DAG-Jewish Directories, Inc. in order to assist in the transition for both companies.

Stockholders approved the transaction at the special meeting of shareholders on April 18, 2006, and the transaction closed on April 20, 2006.

Products and services

The *Jewish Israeli Yellow Pages.* The *Jewish Israeli Yellow Pages* is a bilingual yellow page directory that is distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida. All advertisements in the *Jewish Israeli Yellow Pages* are in English and Hebrew unless the advertiser specifically requests that the ad be in English only. The *Jewish Israeli Yellow Pages* is organized according to the Hebrew alphabet, although it is indexed in both Hebrew and English. We believe that the *Jewish Israeli Yellow Pages* is used principally by persons whose native language is Hebrew and by other members of the Jewish community whether or not they speak Hebrew. The *Jewish Israeli Yellow Pages* was first published in February 1990 and has been published in February and August of each year since 1991. The *Jewish Israeli Yellow Pages* is also available online at our web site *JewishYellow.com.*

The layout, design, editing and proofreading for the *Jewish Israeli Yellow Pages* is done domestically. Since August 2004, the directory has been printed domestically by Quebecor World (USA) Inc., also referred to herein as Quebecor, and is no longer shipped to Israel for printing. The printed directories are transported to our main office in New York for distribution. We believe that replacing the Israeli printer with the domestic directory printer has lowered our cost, including shipping cost, improved the quality of the directory, and increased our responsiveness to customers. Quebecor is a well-known printer who specializes in printing of Yellow Pages directories and is known for its printing quality, high standards and timely service. We anticipate selling these assets and liabilities pursuant to the asset purchase agreement.

The *Jewish Master Guide* (Also known as the *Kosher Yellow Pages*). In October 1998, we published the first edition of the Jewish Master Guide, a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities in the New York metropolitan area, New Jersey and Florida. We produce the *Jewish Master Guide* and its similar companion, the *Kosher Yellow Pages*, in the same manner as the *Jewish Israeli Yellow Pages.* Starting with the December 2003 edition, we have printed these Guides domestically with Quebecor World (USA) Inc, a directory printer. The *Jewish Master* and *Kosher* Guides differ from the *Jewish Israeli Yellow Pages* in that they are published in English only, and they do not advertise products or services that might offend the Hasidic and ultra-Orthodox Jewish communities. Distribution is accomplished by placing copies of the directories in synagogues, community centers and businesses located in Hasidic and ultra-Orthodox neighborhoods. The *Jewish Master* and *Kosher* Guides are also available online at our web site *www.JewishMasterGuide.com* and *www.theonlykosherdirectory.com*. We anticipate selling these assets and liabilities pursuant to the asset purchase agreement.

We provide the following additional services for our advertisers.

www.dagmedia.com. Our web site, launched in 1995, serves as a "portal" with links to a variety of sites on the web, particularly those that carry information and news that may be of particular interest to specified users. We also develop web sites for our advertisers for a fee. We further enhanced our web site by providing links community-focused yellow page directories, by including information and by creating strategic alliances with other Internet portals.

The Referral Service. The *Referral Service* provides added value to users of and advertisers in our directories. Potential consumers who are looking to purchase goods or services call the referral service and an operator directs them to one or more advertisers in our directories. Tourists also call the referral service with questions involving travel, lodging, visa issues, driver's license issues and the like. Finally, advertisers use the referral service as a tool to generate new business. The telephone number for the *Referral Service* is published throughout our various directories as well as various newspapers serving different communities.

Discount Club. We established a program under which participating advertisers have agreed to give discounts to customers who introduce the specific directory's Discount Card. This card is both distributed with the directories and can be ordered directly from our offices. By presenting the card at participating establishments, consumers can receive up to 10% discounts.

We buy paper for our directories at prevailing prices. Accordingly, we do not depend on any single source of supply although we are subject to market forces that affect the price of paper. Paper costs fluctuate according to supply and demand in the marketplace. In addition, paper costs can be affected by events outside of our control, such as fluctuations in currency rates, political events, global economic conditions, environmental issues and acts of nature.

Growth strategy

On December 5, 2005, following the execution of a web-site development and services agreement signed between us and Ocean-7 Development, Inc., a company experienced in Internet and software development, we announced the formation of DAG Interactive, Inc, a subsidiary of DAG Media, Inc., through which we anticipate operating our new Internet business, NextYellow.com. The objective of DAG Interactive, Inc. is to introduce our unique and innovative software solution to the online Yellow Pages industry. DAG Interactive, Inc.'s new business, NextYellow.com, will utilize a new patent pending application, which will facilitate highly accurate and instant automated matching between consumers' needs and businesses' capabilities. To utilize this application, a customer will visit our website and describe, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index and ultimately locate a businesses or vendors which provide the sought after services or goods, and will automatically match those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses will contact customers in response to customers' inquiries.

On January 7, 2005, we announced our intention to sell our classified directories business, consisting of the *Jewish Israeli Yellow Pages* and the *Master* or *Kosher Guide*. The sale would include applicable trademarks, trade names and other intellectual property. We decided to seek a buyer for our directories business because the complexity, scale and probable margins of this business make the costs of compliance with new regulatory requirements for public companies, under the Sarbanes Oxley Act and other government strictures, prohibitive, as well as the lack of growth of our Jewish directories business and the substantial losses of our Jewish Directories business in recent years.

On February 6, 2006, we entered into an Asset Purchase Agreement to sell the assets and liabilities of our two Jewish directories, The Jewish Israeli Yellow Pages and The Jewish Master Guide (also known as the Kosher Yellow Pages), to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agencies' owners and a few of our employees. The assets were sold for (i) $291,667 to be paid in cash at the closing; (ii) the delivery of a promissory note in the amount of $613,333 (which includes interest payments in the rate of 5% per annum) which will be paid in 24 consecutive monthly installments of $25,556 and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,047,000.

The consummation of the sale was contingent upon several closing conditions, including our receipt of both shareholder approval and a fairness opinion. As of April 18, 2006 all the conditions were accomplished and on April 20, 2006 the sale of the Directories business was completed.

The Asset Purchase Agreement contains normal and customary representations, warranties and covenants. The Asset Purchase Agreement provides, under certain circumstances, for the company and DAG-Jewish Directories, Inc. to indemnify each other for breaches of our respective representations, warranties and covenants. In addition, and as provided by the Asset Purchase Agreement some transition services agreements were signed by and between the Company, Assaf Ran, our President and Chief Executive Officer, and DAG-Jewish Directories, Inc. in order to assist in the transition for both companies. Under the various transition services agreements, the Company and Mr. Ran have already provided legal, accounting as well as consulting services to executive management, and the Buyer has provided referral services to the Company as well as one month of sublease of the offices to the Company.

As we begin the operation of NextYellow.com through DAG Interactive, Inc., we will seek to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company that is synergistic with NextYellow.com. However we cannot assure you that we will acquire a business in this sector and we may use our available case for other viable acquisitions. We believe that the sale of our directories business, the commencement of NextYellow.com operation and the acquisition of a new business more suitable for operation in a public company is the best way to enhance shareholder value and optimize asset growth.

Sales

Advertisements for the directories are sold through our network of trained sales representatives, some of which are directly employed by us and some of which are sales agencies, paid solely on a commission basis. There are approximately 85 sales representatives in our network including those employees hired by the respective sales agencies with which we have agency agreements.

Pursuant to our agreements with the sales agencies, the agencies may not sell advertising for any directories other than those we publish. Generally, each sales agency is responsible for all fixed costs relating to our operations. We pay sales commissions to the agencies, which, in turn, pay commissions to the individual sales representatives who sell the advertisements. The commissions payable to the individual sales representatives are prescribed in our agreements with the agencies and are consistent with the commissions we pay to the sales representatives whose services we retain directly.

We are responsible for providing training programs and training materials to our sales offices. Each sales representative, whether retained directly by us or by one of our sales agencies, is trained by his direct sales manager. Generally, training consists of a one-day orientation, during which one of our sales managers educates the sales representative about our business and operations, and a two-week period during which the sales representative receives extensive supervision and support from a sales manager or another experienced sales representative.

Under our agreements with our sales representatives, commissions for employees and independent contractors are paid upon collection. According to our commission payments policy any collections made for the sale of ad space for our yellow pages directories are subject to commission payments with no time limit.

Marketing strategy

We are currently focused on the potential sale of our classified directories business because the complexity, scale and anticipated margins of this business makes the costs of compliance with new regulatory requirements for public companies, under the Sarbanes Oxley Act and other government structures, prohibitive, as well as the lack of growth of our Jewish directories business and the substantial losses of our Jewish directories business in recent years.

At the same time, we are currently diligently engaged in research, development and initial marketing of NextYellow.com, as well as continue our search to acquire a new, possibly larger and more profitable business, more suitable for operation by a publicly traded company.

On December 5, 2005, we entered into an agreement with Ocean-7 Development, Inc. ("Ocean-7"), pursuant to which, together with Ocean-7, we formed a new subsidiary, DAG Interactive, Inc., through which we anticipate operating our new Internet business, NextYellow.com. The objective of DAG Interactive, Inc. is to introduce our unique and innovative software solution to the online Yellow Page industry. DAG Interactive Inc.'s new business, NextYellow.com, will utilize a new, patent pending, application, which will facilitate highly accurate and instant matching between consumers' needs and businesses' capabilities. To utilize this application, a customer will visit our website and describe, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index and ultimately locate a businesses or vendors which provide the sought after services or goods, and will automatically match those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses will contact customers in response to customers' inquiries.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all of these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

Our new subsidiary, DAG Interactive, Inc., was formed to launch an innovative web site NextYellow.com, for matching consumers with businesses. We believe that our extensive and comprehensive knowledge and experience in the yellow pages advertising market and referral service will facilitate the success of our new business initiative. Currently we are not aware of any direct competitors in the marketplace and we believe that we have identified a novel business opportunity that will allow us to compete with any future rivals. Our technology is currently pending patent approval.

Our market, the yellow pages advertising market, is dominated by Verizon, Bell South, SBC and Yellow Book. In addition, there are a number of independent publishers of yellow page directories, including bilingual directories for specific ethnic communities. There are also independent publishers of yellow page directories that publish community or neighborhood directories. However, we are not aware of any other Hebrew-English yellow page directories in the area. By focusing on the special needs of the Hebrew speaking, we believe that we have identified niche markets that allow us to compete effectively with our larger rivals.

Even though both the *Jewish Israeli Yellow Pages* and the *Master/Kosher Guide* directories have no significant competition and there are virtually no barriers to entry in this market, and any company with a reasonable amount of capital is a potential competitor. In addition, the Internet is growing rapidly and is a current and potential source of even greater competition. There are a number of online yellow page directories, including super pages, owned by Verizon. Finally, strategic alliances could give rise to new or stronger competitors. Many of our competitors can reduce advertising rates, particularly where other revenues can subsidize our directory operations and make advertising in our directories less attractive. In response to competitive pressures, we may have to increase our sales and marketing expenses or reduce our advertising rates.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office (USPTO) and some of our trade names in New York and New Jersey. In addition, every directory we publish has been registered with the United States Copyright Office. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

On December 31, 2005, DAG Interactive, Inc., our subsidiary, filed a patent application with the USPTO, which seeks to secure rights to software, which matches vendors with consumers, using various networked medias. We cannot anticipate the length or the result of the patent application process and we cannot assure you that a patent will be issued.

Employees

As of December 31, 2005, we employed a total of 19 people, including full-time, part-time employees. All of them are filling executive, managerial and administrative positions in the accounting and production departments. Finally, as of this date, we also had a network of approximately 85 sales representatives, 5 contracted by us and 80 hired by the sales agencies that sell advertisements for our directories. We believe that our relationships with our employees and contractors are good. None of our employees are represented by a labor union.

Description of property

Our executive and principal operating office is located in Queens, New York in 3,000 square feet. This space is occupied under a lease that expires November 30, 2008. The monthly rent is $5,210. Through 2005, we have also maintained a sales office at 7th Avenue in New York, New York under a lease agreement expiring on January 2007 for $1,850 per month. We leased an additional sales office in Astoria, New York, under a lease agreement that expires in May 2007 for $1,440 per month.

Legal proceedings

From time to time, we are a party to litigation arising in the normal course of our business operations. In the opinion of management and counsel, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on our financial position, liquidity or results of operations.

On February 24, 2004, the Jewish Sephardic YellowPages Ltd. (the "Plaintiff") filed a claim against us in the U.S. District Court for the Eastern District of New York, challenging our ownership of our federally registered trademark "Kosher Yellow Pages" and seeking declaratory judgment, injunctive relief and compensatory and punitive monetary damages against us in connection with our use of the trademark. We filed an answer on April 7, 2004 vigorously denying plaintiff's claims and asserting that there is no basis for liability. We have also asserted a counterclaim and third party complaint against Plaintiff and the Plaintiff's owner in which we seek a declaratory judgment that we are the rightful owner of the mark the "Kosher Yellow Pages", and seeking injunctive relief, compensatory and punitive monetary damages and other relief against the continuing, unauthorized use of this trademark by the Plaintiff. On April 5, 2005, we filed a motion for summary judgment. As of March 15, 2006, the motion was still pending.

In January 2001, Flexible Business Systems, Inc. commenced an action against us and Dapey Assaf, Ltd., in the Supreme Court of the State of New York, County of Suffolk for breach of contract, seeking compensation for unpaid invoices pursuant to a written agreement for computer software. We defended the complaint claiming that there was no valid contract between the parties, as the software program did not comport to our needs. Following a trial, on January 26, 2006, we received a Notice of Entry, finding in favor of Flexible Business Systems and awarding them the sum of $38,553.94 plus interest from January 19, 2001. To date, we haven't received the Final Judgment , but in any event we intend to appeal.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements. You are encouraged to review our form 10-KSB, especially the risk factors contained therein, for the year ended December 31, 2005.

Overview

On December 5, 2005, we entered into an agreement with Ocean-7 Development, Inc. ("Ocean-7"), pursuant to which, together with Ocean-7, we formed a new subsidiary, DAG Interactive, Inc., through which we anticipate operating our new Internet business, NextYellow.com. The objective of DAG Interactive, Inc. is to introduce our unique and innovative software solution to the online Yellow Page industry. DAG Interactive Inc.'s new business, NextYellow.com, will utilize a new, patent pending, application, which will facilitate highly accurate and instant matching between consumers' needs and businesses' capabilities. To utilize this application, a customer will visit our website and describe, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index and ultimately locate a businesses or vendors which provide the sought after services or goods, and will automatically match those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses will contact customers in response to customers' inquiries.

We currently publish and distribute business directories in print and online. We also operate several web sites that complement our directories. Our principal source of revenues is derived from the sales of advertisements in directories. Our yellow pages directories target the niche of the Jewish and Israeli communities living in the New York metropolitan area, New Jersey and Florida. As a sales incentive, we may also provide added values to the Yellow Pages advertisers such as referral services and a consumer discount club.

We operate several websites: *JewishYellow.com*, targeting worldwide Jewish communities, *JewishMasterGuide.com*, targeting the ultra-orthodox and Hasidic communities. Our principal source of revenue derives from the sale of advertisements in our print and online directories.

On August 24, 2004, we sold our wholly owned subsidiary, Blackbook Photography Inc. to Modern Holdings Incorporated, for $2.25 million. Under the stock purchase agreement, $2.125 million was paid in cash at the closing and the additional $125,000 was held in escrow for twelve months pending the resolution of certain open matters. On September 26, 2005, as agreed between the parties, we released $55,000 of the escrow account and paid it to the benefit of the buyer, Modern Holdings Incorporated. Therefore, for the year ended December 31, 2005, we have a loss from the sale of Blackbook, of $55,000. For the year ended December 31, 2004, we recorded a gain on the sale of the Blackbook, amounting to $930,000 which is net of the loss from operations, $619,000 for income taxes and $311,000 for a finder's fee, compensation to sales franchisees, bonuses to employees and legal expenses.

Accordingly, we have reflected the sale of the Blackbook as a discontinued operation in the accompanying financial statements. As a result, revenues, publishing costs, and related expenses have been reclassified in the statement of operations and shown separately as a net amount under the caption loss from discontinued operations for all periods presented. Accordingly, we recorded a net loss from discontinued operations totaling $234,343 for the year ended December 31, 2004.

On January 7, 2005, we announced our intention to sell our classified directories business, consisting of the *Jewish Israeli Yellow Pages* and the *Master* or *Kosher* Guide. The sale would include applicable trademarks, tradenames and other intellectual property.

On February 6, 2006, we entered into an asset purchase agreement to sell the assets and liabilities of the *Jewish Israeli Yellow Pages* directory and the *Jewish Master Guide* directory to DAG-Jewish Directories, Inc. The deal is subject to, among other things, the receipt of shareholder approval and the receipt of a fairness opinion.

We decided to enter into the asset purchase agreement to sell our directories business because the complexity, scale and probable margins of this business make the costs of compliance with new regulatory requirements for public companies, under the Sarbanes Oxley Act and other government structures, prohibitive, as well as the lack of growth of our Jewish directories business and the substantial losses of our Jewish directories business in recent years. While seeking to sell our classified directories business, we will seek to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company. We have sought to acquire assets to improve earnings per share primarily through purchase of under valued assets.

We believe that the sale of our directories business, the commencement of NextYellow.com operation and the acquisition of a new business more suitable for operation in a public company is the best way to enhance shareholder value and optimize asset growth.

In general, we have sought to acquire assets, or dispose of assets, to increase our earnings, improve earnings per share, strengthen current operations, and managed cash reserves, primarily through the purchase of under-valued assets or the sale of existing assets at the right price. Where known, and when not subjected to confidentiality agreements, we will state the periods in which material cash outlays are expected to occur, the expected amounts, and the expected source of funding.

Advertising fees, whether collected in cash or evidenced by a receivable, generated in advance of publication dates, are recorded as "Advanced billings for unpublished directories" on our balance sheet. Many of our advertisers pay the ad fee over a period of time. In that case, the entire amount of the deferred payment is booked as a receivable. Revenues are recognized at the time the directory in which the ad appears is published. Thus, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on our balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as they are incurred.

We generally sell our ad space in the ethnic directories under an installment plan of three to eight payments. The plan provides for a 20% down payment and payment of the balance over the remaining payments.

The principal operating costs incurred in connection with publishing the directories are commissions payable to sales representatives and costs for paper and printing. Generally, advertising commissions are paid as advertising revenue is collected. We do not have any long-term agreements with paper suppliers or printers. Since advertisements are sold before we purchase paper and print a particular directory. Administrative and general expenses include expenditures for marketing, insurance, rent, sales and local franchise taxes, licensing fees, office overhead and wages and fees paid to employees and contract workers (other than sales representatives).

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Since our contracts sell ads for two consecutive editions, we recognize 50% of our revenues and charge 50% of our related direct expense upon publication of the first directory whereas the remaining 50% is recognized upon publication of the second edition. Therefore, advertising revenues are recognized under the point-of-publication method (the "Publication Method"). Under this method, revenues and expenses are recognized when the related directories are published. Similarly, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in Progress" on the accompanying balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

As a result of recognizing revenues according to the Publication Method, we spread and allocate our revenues and related direct expenses over the lifetime of the contracts. On the publication of the first of the two directories covered by a contract we recognize 50% of the revenue and related expenses. The remaining 50% of the total contract revenues are presented on the Balance Sheet as "Advance Billing for Unpublished Directories" and are recognized with the publication of the next edition.

By using the Publication Method, we believe we fairly presents our revenues as well as liabilities to our customers, who, under our standards, purchase each advertisement for two consecutive print editions.

We believe that this method is the appropriate revenue recognition method and properly presents our revenue.

We do not account for our online advertising services since based on costumer inquiries and tests, we found that our costumers place no value on our online services and are not willing to pay for those online services. We have not invested significant funds in our web sites, unlike some of our competitors, and our sites are relatively limited and provide basic and minimal services only. Once a customer signs a contract with us, his or her business details is posted on our web sites and stay there indefinitely.

The allowance for doubtful accounts is established as losses, which are estimated to have occurred through a provision for bad debts charged to operations. The allowance for doubtful accounts is evaluated based on management's periodic review of accounts receivable and is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance calculation is initially based on an aging of accounts receivable and the publication date of each edition to which the outstanding balances relates. The estimates are based on a preset number of assumptions that consider past experience as well as projection of our ability to collect the receivable balance. The assumptions take into consideration our internal ability for "in-house" collections at a given period (i.e., how many employees are currently fulfilling this positions and their ability to collect) as well as the capability of the third party collecting agency to collect from the submitted accounts at a given period (i.e. the average aging of the accounts submitted and its total balances). In addition, we consider in our assumptions, general financial market conditions as well as the condition of our customers and adjust our allowance balances accordingly.

We analyze our receivables on a quarterly basis and take into consideration significant events such as the disposition of divisions. We use past experience and reality tests in order to set up the most accurate allowance percentages required for each previously printed edition and to minimize possible deviations from actual results.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application.

There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. *See our audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 10-KSB, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.*

Results of operations

The following table sets forth for the periods presented a statement of consolidated operations data as a percentage of advertising revenue. The trends suggested by this table may not be indicative of future operating results.

	2005	2004
Advertising revenues	100.0%	100.0%
Publishing costs	14.8%	15.2%
Gross profit	85.2%	84.8%
Selling expenses	47.8%	44.2%
General and administrative expenses	59.2%	47.6%
Total operating costs and expenses	107.0%	91.7%
Other income, net	11.5%	9.9%
(Loss) income from continuing operations before provision for income taxes	(10.3)%	3.0%
Provision for income taxes	--	(1.2)%
(Loss) income from continuing operations	(10.3)%	1.8%
(Loss) gain from discontinued operations, net of taxes	(1.2)%	15.6%
Net (loss) income	(11.5)%	17.4%

Years ended December 31, 2005 and 2004

Advertising revenues

Advertising revenues for the years ended December 31, 2005 and 2004 were $4,447,000 and $5,949,000, respectively, representing a decrease of $1,502,000, or 25.2%. Advertising revenues for the year ended December 31, 2004 included $461,000 of net recognized revenues resulting from the ninth and last edition of the sold *New Yellow Manhattan* directory as well as one time graphics income of $31,000. The remaining $1,010,000 decrease in revenues was attributable to the revenues from the *Jewish Israeli Yellow Pages* directory, which decreased by $873,000 after few record highs editions in prior years and a decrease in number of sales representatives assigned to its sales. During the sales period for both the 30th and 31st editions of the *Jewish Israeli Yellow Pages* directory (published in February and August of 2005), we experienced a few operational changes in our sales force including replacement of the sales management in two of our sales offices and repositioning of some other personnel. These changes resulted in a period in which sales declined. Likewise, the decrease in revenue of the *Jewish Master Guide* directories published in 2005, after revenues from the tenth and eleventh editions of the *Jewish Master Guide*, recognized in 2004, were both record highs. In addition, the decreased revenues of the *Jewish Master Guide* directory were mainly attributable to the lack of a sales representative dedicated to it, as well as experiencing a shared market with the *Jewish Israeli Yellow Pages* directory. As DAG Interactive, Inc. and NextYellow.com initiate operation on or about June of 2006, we anticipate to derive revenues from monthly fees of subscriptions charges to businesses, which will be interested in excess to the leads generated by NextYellow.com. We also, intend to sell advertising on our web site.

The following table reflects the revenue attributed to each of our directories:

	Revenues for the Years Ended	
	December 31, 2005	December 31, 2004
Jewish Israeli Pages	$3,004,000	$3,877,000
Jewish Master Guide	$1,443,000	$1,580,000
New Yellow Manhattan (sold in August 2003)	$ ---	$ 461,000
Other	$ ---	$ 31,000
Total Revenues	$4,447,000	$ 5,949,000

At December 31, 2005 and 2004, we had 3,386 and 4,276, respectively, local advertisers, including national advertisers promoting our local establishments exclusively.

The sale of the *New Yellow Manhattan* directory in August 2003, the sale of the various Blackbook directories in August 2004 and the fluctuation in the advertiser base for the Jewish Master Guide directory (from 831 in 2003 to 1,583 in 2004 and 1,233 in 2005), affected our renewal rate, which we estimate at approximately 50% in 2005 and 2004.

Publishing costs

Publishing costs for the years ended December 31, 2005 and 2004 were $659,000 and $902,000, respectively, representing a decrease of $243,000, or 26.94%. As a percentage of advertising revenues, publishing costs were 14.9% compared to 15.2% in the preceding period. The decrease in publishing costs was due primarily to the decrease in printing costs resulting from the sale of the *New Yellow Manhattan* directory, which was last published in the first quarter of 2004. In addition, the decrease of publishing, as a percentage of advertising revenue, reflects the saving in distribution costs resulting from the new and domestic printer that we use for both the *Jewish Master Guide* and the *Jewish Israeli Yellow Pages* directories, in addition to downsizing the graphics department based on our new needs. The decreased publishing costs were slightly offset by the increase in printing costs for both of our directories after a change in their size and formats. The difference in publishing costs can vary as it corresponds to the particular requirements of the directory being published and on the prevailing paper costs. According to our past experience, we expect a modest annual increase in publication costs primarily due to increased paper costs. As of this point, we cannot predict our future costs of goods sold.

Selling expenses

Selling expenses for the years ended December 31, 2005 and 2004 were $2,126,000 and $2,628,000, respectively, representing a decrease of $502,000, or 19.1%. As a percentage of advertising revenues, selling expenses increased to 47.8% from 44.2%. The decrease in selling expenses was attributable to the decrease in our sales, whereas the increase of selling expenses as a percentage of advertising revenue is attributable to the higher commission and promotion rate we pay to both the *Jewish Master Guide* and the *Jewish Israeli Yellow Pages* directories compared with the commission rate previously paid for the *New Yellow Manhattan* directory. In addition, the increase of selling expenses, as a percentage of advertising revenue, is attributable to the general increase in sales generated by sales agencies with higher commission rates than sales generated by sales representatives who work directly for us. Since the sales commissions paid represent our principal selling expenses, we expect sales expenses to increase or decrease in accordance with the increase or decrease of revenues.

General and administrative costs

General and administrative expenses for the years ended December 31, 2005 and 2004 were $2,631,000 and $2,829,000, respectively, representing a decrease of $198,000, or 7.0%, in 2005. This decrease is primarily attributable to decreased bad debt expenses of $326,000 representing better collection rate of our directories. The decrease in general and administrative expenses offset by increased payroll expenses of $99,000, increased rent expense of $41,000, increased travel expenses of $21,000 and increased repair and maintenance expenses of $27,000. We expect general and administrative costs to increase as a result of ongoing expenses related to reporting company obligations and compliance such as those mandated by the provision of the Sarbanes Oxley Act and Nasdaq Stock Market requirements.

Other income

For the year ended December 31, 2005 we had other income consisting of dividend, interest and realized gains of $513,000 compared to other income of $587,000 for the year ended December 31, 2004. The decreased other income primarily attributable to our portfolio consisting of marketable securities, which did not perform in fiscal 2005 as it did in fiscal 2004.

(Loss) income from continuing operations before provision for income taxes

Loss from continuing operations before provision for income taxes for the year ended December 31, 2005 was $456,000 compared to income of $176,000 for the year ended December 31, 2004. This decrease of $632,000 resulted from decreased revenues on our current publications combined with the lack of income resulting from the sold New Yellow Manhattan directory, which was still published during 2004.

Provision for income taxes

There was no provision for income taxes in 2005 compared with $71,000 for fiscal 2004. The decrease in provision for income taxes reflects the decreased income from continuing operations in fiscal 2005.

Discontinued activity

Loss from discontinued operations for the year ended December 31, 2005 was $55,000 compared to gain of $930,000 for the year ended December 31, 2004. For the year ended December 31, 2005, we had a loss from the sale of the wholly owned subsidiary of $55,000 due to the release of the escrow account and the settlement made between the us and Modern Holdings Incorporated, the buyer of Blackbook Photography, Inc. As agreed, the $55,000 was released from escrow and paid to the benefit of the buyer. For the twelve months ended December 31, 2004, after the sale of our wholly owned subsidiary, Blackbook Photography Inc., we had a net profit from the sale, after direct related costs of finder's fee, compensation to sales agencies, bonuses to employees and payments to legal advisors, before provision for income taxes, totaled $1,939,000 in addition to a loss from operations of $390,000. Net gain from discontinued operations totaled $930,000.

The gain from the sale of the Blackbook Photography Inc., on August 24, 2004, was calculated as follows:

	Gain from the Sale of Blackbook Photography Inc.
Cash Proceeds	$ 2,125,000
Amount in Escrow account	125,000
	2,250,000
Direct related Costs:	
Brokerage fees	90,020
Legal fees	25,461
Compensation, bonuses and other related expenses	195,306
Total direct related costs	310,787
Gain from the sale of Blackbook	1,939,213
Loss from discontinued operations	(390,343)
Income from discontinued operations	**1,548,870**
Less of tax provision	(619,000)
Income from discontinued operations, net of taxes	**929,870**

Net (loss) income

For the year ended December 31, 2005, there was a loss of $511,000 compared to a net income of $1,035,000 for the same period in 2004. This decrease in net income is primarily attributable to the decrease in both the earnings from continuing operations as well as from the gain from the sale of Blackbook Photography, Inc. included in 2004.

Liquidity and capital resources

At December 31, 2005, we had cash, cash equivalents and marketable securities of $7,400,000 and working capital of $5,958,000 compared to cash and cash equivalents of $9,984,000 and working capital of $7,987,000 at December 31, 2004. The decrease in cash and cash equivalents primarily reflects dividend payments of $867,289 on January 5, 2005, $311,846 on both April 5, 2005 and July 5, 2005 and $312,246 on October 5, 2005, as well as tax related payments. The decrease in working capital is primarily attributable to the decreased cash and cash equivalents balance, as well as increased current liabilities, especially due to the dividend liability of $314,246, due to be paid at the beginning of the first quarter in 2005.

Net cash used in operating activities was $676,000 for the year ended December 31, 2005 compared $359,000 for the year ended December 31, 2004. The increase in net cash used in operating activities reflects the decreased earnings from continuing operations.

Net cash provided by investing activities was $3,108,000 for the year ended December 31, 2005 compared to $3,172,000 for the year ended December 31, 2004. Net cash provided by investing activities in 2005 is primarily the result of the proceeds from sale of marketable securities. In 2004, net cash provided by investing activities included $1.8 million in cash received from the sale of the Blackbook Photography Inc.

Net cash used in financing activities was $1,769,000 for the year ended December 31, 2005 compared to $466,000 for the year ended December 31, 2004. Net cash used in financing activities for 2005 and 2004 reflects dividend payments of $1,803,000 and $744,000 respectively, offset by proceeds received due to exercise of our stock options which totaled $34,000 in the year ended December 31, 2005, and $267,000 in the same period in 2004.

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which has funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our availability to pay operating expenses. We have no credit facilities. As of December 31, 2005, our funds were invested in money market, preferred stocks, annuities and other marketable securities.

Contractual Obligations	Total	Less than Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations	---	---	---	---	---
Capital (Finance) Lease Obligations	---	---	---	---	---
Operating Lease Obligations	244,236	108,070	136,166	---	---
Purchase Obligations	---	---	---	---	---
Other Long-Term Liabilities reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	---	---	---	---	---
Total	244,236	108,070	136,166	---	---

In addition, we have an employment agreement with Assaf Ran. The agreement calls for an annual salary of $75,000. Mr. Ran's employment term renews automatically on July 1st of every year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. As of March 2003, the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000.

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the production of our directories and the maintenance of our web sites as well as increases in our marketing and promotional activities for the next 12 months.

Recent Technical Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective on January 1, 2006 for small business issuers. We will adopt SFAS 123R beginning in our first fiscal quarter of 2006.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe", "expect", "intend", "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) the successful consummation of any future potential acquisitions; (ii) the success of our new business strategy; (iii) our limited operating history; (iv) potential fluctuations in our quarterly operating results; (v) challenges facing us relating to our growth; and (vi) our dependence on a limited number of suppliers. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

DAG MEDIA, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005

	12/31/2005
Assets	
Current Assets:	
Cash and cash equivalents	$ 4,210,427
Marketable securities	2,106,097
Short term investment – insurance annuity contract – at fair value	1,083,923
Total cash and cash equivalents, marketable securities and short terms investments	7,400,447
Trade accounts receivable, net of allowance for doubtful accounts of $295,000	877,083
Directories in progress	1,230,763
Other current assets	159,381
Total current assets	9,667,674
Property and equipment, net	132,781
Trademarks, net	257,969
Other assets	118,863
Total assets	$ 10,177,287
Liabilities & Shareholders' Equity	
Current Liabilities:	
Current liabilities:	
Accounts payable and accrued expenses	$ 287,792
Commissions payable	366,200
Advanced billing for unpublished directories	2,374,474
Dividends payable	314,246
Income taxes payable	367,332
Total current liabilities	3,710,044
Commitments and contingencies (Note 8)	
Shareholders' Equity:	
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	--
Common shares - $.001 par value; 25,000,000 authorized; 3,211,190 issued and 3,142,460 outstanding	3,211
Additional paid-in capital	8,590,174
Treasury stock, at cost- 68,730 shares	(231,113)
Stock subscription receivable	(47,400)
Deferred compensation	(26,841)
Accumulated other comprehensive loss	(403,512)
Accumulated deficit	(1,417,276)
Total shareholders' equity	6,467,243
Total liabilities and shareholders' equity	$ 10,177,287

The accompanying notes are an integral part of these financial statements.

DAG MEDIA, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Advertising revenues, net	$ 4,447,430	$ 5,948,701
Publishing costs	659,463	902,326
Gross profit	3,787,967	5,046,375
Operating costs and expenses:		
Selling expenses	2,125,700	2,627,616
General and administrative expenses	2,631,305	2,829,308
Total operating costs and expenses	4,757,005	5,456,924
Loss from operations	(969,038)	(410,549)
Interest income	224,977	191,384
Realized gain on marketable securities	288,008	395,134
Total other income	512,985	586,518
(Loss) income from continuing operations before provision for income taxes	(456,053)	175,969
Provision for income taxes	---	70,802
(Loss) income from continuing operations	(456,053)	105,167
Discontinued Operations:		
(Loss) gain from Sale of Blackbook, due to release from escrow amount in 2005, net of tax effect of $775,000 in 2004	(55,000)	1,164,213
Loss from operations of Blackbook, net of tax benefit of $156,000 in 2004	---	(234,343)
(Loss) income from discontinued operations	(55,000)	929,870
Net (loss) income	$ (511,053)	$ 1,035,037
Basic net (loss) income per common share outstanding		
Continuing operations	$(0.14)	$0.04
Discontinued operations	$(0.02)	$0.30
Total net (loss) income per common share - Basic	$(0.16)	$0.34
Diluted net (loss) income per common share outstanding		
Continuing operations	$(0.14)	$0.03
Discontinued operations	$(0.02)	$0.29
Total net (loss) income per common share - Diluted	$(0.16)	$0.32
Weighted average number of common shares outstanding Outstanding		
- Basic	3,118,381	3,065,080
- Diluted	3,118,381	3,243,101

The accompanying notes are an integral part of these financial statements

DAG MEDIA, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stocks		Additional Paid-in Capital	*Treasury Shares*		Stock Subscription Receivable	Deferred Compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Totals
	Shares	Amount		Shares	Cost					
Balance, December 31, 2003	3,045,190	$3,045	$8,054,827	68,730	$(231,113)	—	$(81,000)	$102,185	$176,215	$8,024,159
Issuance of common stock from exercise of options	125,000	125	266,855							266,980
Non cash compensation			18,933				27,080			46,013
Forfeit of gain on sale of restricted stocks			10,779							10,779
Tax benefit related to stock options exercised			145,640							145,640
Dividend declared to be paid at 1/5/2005 ($0.28 per share)									(867,289)	(867,289)
Unrealized loss on preferred stocks and other marketable securities, net of income taxes								(84,873)		(84,873)
Net income for the year ended December 31, 2004									1,035,037	1,035,037
Total comprehensive income										950,164
Balance, December 31, 2004	3,170,190	$3,170	$8,497,034	68,730	$(231,113)	—	$(53,920)	$17,312	$343,963	$8,576,446
Issuance of common stock from exercise of options	21,000	21	34,399							34,420
Issuance of common stock to related party for services not yet performed	20,000	20	47,380			(47,400)				---
Non cash compensation			11,361				27,079			38,440
Dividend declared to be paid at 1/5/2006 ($0.10 per share)									(1,250,186)	(1,250,186)
Unrealized loss on preferred stocks and other marketable securities								(420,824)		(420,824)
Net loss for the year ended December 31, 2005									(511,053)	(511,053)
Total comprehensive loss										(931,877)
Balance, December 31, 2005	3,211,190	$3,211	$8,590,174	68,730	$(231,113)	$(47,400)	$(26,841)	$(403,512)	$(1,417,276)	$6,467,243

DAG MEDIA, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	For the Years Ended December 31,	
	2005	2004
Cash flows from operating activities:		
Net (loss) income	$ (511,053)	$ 1,035,037
Adjustment to reconcile net (loss) income to net cash used in operating activities -		
Gain on sale of Blackbook	---	(1,939,213)
Depreciation and amortization	85,428	125,040
Non cash compensation expense	38,439	46,013
Bad debt expense	472,740	798,783
Realized gain on sale of marketable securities	(288,008)	(395,134)
Deferred taxes	(11,541)	4,552
Tax benefit related to stock options exercised	---	145,640
Changes in operating assets and liabilities net of effects of disposition -		
Accounts receivable	14,093	(504,094)
Directories in progress	257,931	162,294
Other current and non current assets	122,730	56,595
Accounts payable and accrued expenses	88,620	(409,723)
Commissions payable	(183,800)	(116,817)
Advanced billings for unpublished directories	(585,314)	176,811
Income taxes payable	(176,414)	454,746
Net cash used in operating activities	(676,149)	(359,470)
Cash flows from investing activities:		
Investment in preferred stocks, other marketable securities and annuity contract	(14,497,087)	(10,446,362)
Proceeds received on sale of Blackbook, net of expenses	---	1,800,245
Proceeds from sale of preferred stocks and marketable securities	17,610,799	11,842,833
Purchase of property and equipment	(6,072)	(24,969)
Net cash provided by investing activities	3,107,640	3,171,747
Cash flows from financing activities:		
Proceeds from exercise of options	34,421	266,980
Dividends paid	(1,803,227)	(744,113)
Proceeds from forfeit of gain on sale of restricted stocks	---	10,779
Net cash used in financing activities	(1,768,806)	(466,354)
Net increase in cash and cash equivalents	662,685	2,345,923
Cash and cash equivalents, beginning of year	3,547,742	1,201,819
Cash and cash equivalents, end of year	$ 4,210,427	$ 3,547,742
Supplemental Cash Flow Information:		
Taxes paid during the year......................................	$ 176,414	$88,935
Dividends declared but not paid......	$ 314,246	$867,289
Common stock issued for services not yet preformed........	$ 47,400	---

The accompanying notes are an integral part of these financial statements.

1. The Company

DAG Media, Inc. ("the Company") publishes and distributes print and online business directories for domestic niche markets. The principal source of revenue comes from the sale of advertisements in these directories. As a sales incentive the Company may also provide added values such as referral services and a consumer discount club.

The Company operates Internet portals, *JewishYellow.com* targeting worldwide Jewish communities and *JewishMasterGuide.com*, targeting the ultra-orthodox and Hasidic communities.

On December 5, 2005, we entered into an agreement with Ocean-7 Development, Inc. ("Ocean-7"), pursuant to which, together with Ocean-7, we formed a new subsidiary, DAG Interactive, Inc., through which we anticipate operating our new internet business, NextYellow.com. The objective of DAG Interactive, Inc. is to introduce our unique and innovative software solution to the online Yellow Page industry. DAG Interactive Inc.'s new business, NextYellow.com, will utilize a new, patent pending, application, which will facilitate highly accurate and instant matching between consumers' needs and businesses' capabilities. To utilize this application, a customer will visit our website and describe, as necessary, a certain need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index and ultimately locate a businesses or vendors which provide the sought after services or goods, and will automatically match those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are ultimately responsible for following up on the lead and contacting the customer. In simplistic terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

The application, which covers the typical Yellow Pages index and more, transforms the old-fashioned "Let your fingers do the walking" way of thinking into a new paradigm: "Let the business do the walking" (a trademark of DAG Interactive), where businesses will contact customers in response to customers' inquiries.

Dispositions

On August 24, 2004, the Company sold its wholly owned subsidiary, Blackbook Photography Inc. to Modern Holdings Incorporated, for $2.25 million. Under the stock purchase agreement, $2.125 million was paid in cash at the closing and the additional $125,000 was held in escrow until August 2005, pending the resolution of certain open matters. In August 2005, as agreed in a settlement made between the Company and Modern Holdings Incorporated, $55,000 was released from escrow and paid to the benefit of the buyer. For the year ended December 31, 2004, the Company recorded a gain on the sale of the Blackbook amounting to $1,164,213 which is net of $775,000 for income taxes and $310,787 for a finder's fee, compensation to sales franchisees, bonuses to employees and legal expenses. Net revenue from the discontinued operations was $799,619 for the year ended December 31, 2004.

Accordingly, the Company has reflected the sale of the Blackbook as a discontinued operation in the accompanying financial statements. As a result, revenues, publishing costs, and related expenses have been reclassified in the statement of operations and shown separately as a net amount under the caption loss from discontinued operations for all periods presented. Accordingly the Company recorded a net loss from discontinued operations totaling $234,343 for the year ended December 31, 2004.

2. Significant Accounting Policies

Principals of Consolidation

The consolidated financial statements include the accounts of DAG Media, Inc., its 80% owned subsidiary, DAG Interactive, Inc., (incorporated December 5, 2005) and its wholly owned subsidiary Blackbook Photography, Inc. through August 24, 2004, the date in which Blackbook Photography Inc. was sold. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

The use of estimates is mainly in the "Allowance for Doubtful Accounts", on the Company's Balance Sheet. The allowance is determined based on an aging of accounts receivable and the publication date of each edition to which the outstanding balances relate. The estimates are based on a preset number of assumptions that considers past experience as well as a projection of the Company's ability to collect the receivable balance. The assumptions take into consideration the Company's internal ability for "in-house" collections at a given period (i.e. how many employees are currently fulfilling this position and their ability to collect) as well as the capability of the third party collecting agency to collect from the submitted accounts at a given period (i.e. the average aging of the accounts submitted and its total balances). In addition, the Company considers in its assumptions, general financial market conditions as well as the condition of its customers and adjusts its allowances accordingly.

The Company analyzes receivables on a quarterly basis and takes into consideration significant events such as the disposition of divisions. The Company uses past experience and reality tests to set up the most accurate allowances percentage required per each previously printed edition and to eliminate as possible deviations from actual results.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities and Short Term Investment –Insurance Annuity Contract

Marketable securities are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity, net of the related tax effect. Realized gains and losses are determined on a specific identification basis. None of the assets classified as marketable securities constitute investments in debt securities. Accordingly, no additional disclosure is needed under paragraph 20 of SFAS 115.

On June 25, 2003, the Company purchased a 5-year Guaranteed Growth Annuity (GGA) contract for $1 million. The annuity guarantees interest of 3.65% for its first two years; 3.00% for the following two years, and has a minimum guaranteed interest rate of 3.00% for the remaining period.

The Company's securities consist of the following:

As of 12/31/2005	Fair Value	Cost	Holding Gains (Losses)
Insurance Annuity Contract	1,083,923	1,000,000	83,923
Marketable Securities	2,106,097	2,593,532	(487,435)
Total	3,190,020	3,593,532	(403,512)

As of 12/31/2004	Fair Value	Cost	Holding Gains (Losses)
Preferred Stocks	407,340	399,820	7,520
Insurance Annuity Contract	1,052,523	1,000,000	52,523
Marketable Securities	4,976,685	5,007,874	(31,189)
Total	6,436,548	6,407,694	28,854

Directories in Progress/Advanced Billings for Unpublished Directories

Directories in progress mainly include direct production costs and commissions incurred applicable to unpublished directories. Advanced billings for unpublished directories arise from billings on advertising contracts. Upon publication, revenue and the related expense are recognized.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease agreement or the useful life of the assets.

Trademarks

Trademarks are amortized over their estimated useful live of 25 years.

As of December 31, 2005, gross carrying amounts of trademarks were $350,981 with accumulated amortization of $93,012.

Amortization expense in each of years ended December 31, 2005 and 2004 amounted to $ 14,039.

Estimated amortization expenses:	
For year ended 12/31/2006 -	$14,039
For year ended 12/31/2007 -	$14,039
For year ended 12/31/2008 -	$14,039
For year ended 12/31/2009 -	$14,039
For year ended 12/31/2010 -	$14,039

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Revenue Recognition

Advertising revenues are recognized under the point-of-publication method, which is generally followed by publishing companies. Under this method, revenues and expenses are recognized when the related directories are published. Similarly, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in Progress" on the accompanying balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

Since our contracts sell ads for two consecutive editions, we recognize 50% of its revenues and charge 50% of its related direct expense upon publication of the first directory whereas the remaining 50% is recognized upon publication of the second edition. Therefore, advertising revenues are recognized under the point-of-publication method ("Publication Method"), which is generally followed by publishing companies.

As a result of recognizing revenues according to the Publication Method, the Company spreads and allocates its revenues and related direct expenses over the lifetime of the contracts. On the publication of the first of the two directories covered by a contract we recognize 50% of the revenue and related expenses. The remaining 50% of the total contract revenues

are presented on the Balance Sheet as "Advance Billing for Unpublished Directories" and are recognized with the publication of the next edition.

The Company maintains an Internet site, which provides limited advertising services and links to other Internet sites. The Company does not sell these services, rather they are provided as a supplement to print services in order to provide the Company with a presence on the Internet. The Company does not record revenue from such services since customers place no value on the advertising and are not willing to pay for such services. In this regard, the Company follows the guidance in FASB Emerging Issues Task Force (EITF) Issue No. 99-17, Accounting for Advertising Barter Transactions, which states that revenue and expense from an advertising barter transaction should be recognized at fair value only if the fair value of the advertising provided is determinable based on the entity's own historical practice of receiving cash or other consideration that is readily convertible into cash for similar advertising from buyers unrelated to the counterparty. The performance of these services by the company is also considered to be inconsequential based on the guidance in SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, since the failure to provide these services would not result in the customer receiving a refund or rejecting the delivered services performed to date. In addition, the Company has a demonstrated history of completing these services in a timely manner and reliably estimating the remaining costs, which are minimal.

The Company does not account for its online advertising services since based on customer inquiries and tests we found that our customers place no value on our online services and are not willing to pay for those online services. We have not invested significant funds in our web sites, unlike some of our competitors, and our sites are relatively limited and provide basic and minimal services only. Once a customer signs contracts with us, his or her business details are posted into our web sites and will stay there infinitely.

The calculation for the allowance as of December 31, 2005:

	Allowance for Doubtful Accounts
Prior year editions	$183,000
Current year editions	$66,000
General allowances (5%)	$46,000
Total	$ 295,000

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Under this standard, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

The following table reconciles the number of weighted average common shares outstanding for basic and diluted earnings per share:

	Years ended December 31,	
	2005	2004
Basic	3,118,381	3,065,080
Incremental shares for assumed exercise of options	----	178,021
Diluted	3,118,381	3,243,101

504,000 and 111,440 stock options were not included in the diluted earnings per share calculation for the 2005 and 2004 fiscal year, respectively, as their effect would have been anti-dilutive.

Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired include: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. No impairment charges have been recorded during the years ended December 31, 2005 and 2004.

Stock-Based Compensation

At December 31, 2005, the Company has a stock based compensation plan, which is described more fully in Note 6. As permitted by the SFAS No. 123, "Accounting for Stock Based Compensation", the Company accounts for stock-based compensation arrangements with employees in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees". Compensation expense for stock options issued to employees is based on the difference on the date of grant, between the fair value of the Company's stock and the exercise price of the option. No stock based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock at the date of grant. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, or in Conjunction With Selling Goods Or Services". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The following table illustrates the effect on net (loss) income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Reported net (loss) income	$ (511,053)	$ 1,035,037
Deduct:		
Total stock based employee compensation expenses determined under fair value based method for all awards, net of related tax effect	(135,752)	(95,275)
Pro forma net (loss) income	$ (646,805)	$ 939,762
Reported basic net (loss) income per common share	$ (0.16)	$ 0.34
Reported diluted net (loss) income per common share	$ (0.16)	$ 0.32
Pro forma basic net (loss) income per common share	$ (0.21)	$ 0.31
Pro forma diluted net (loss) income per common share	$ (0.21)	$ 0.29

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2005 and 2004, respectively: (1) expected life of 5 years; (2) $0.40 cents per share annual dividends yield; (3) expected volatility 70%; (4) risk free interest rate of 5% and 6%.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions, which invest primarily in marketable securities and high quality corporate obligations. The Company believes that concentration of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses.

Fair Value of Financial Instruments

For cash and cash equivalents, accounts receivable and account payable the carrying amount approximates fair value due to the short-term nature of such instruments.

Advertising Expenses

Advertising expenses are expenses as occurred. There were advertising expenses of $136,933 and $144,441 for the years ended December 31, 2005 and 2004, respectively.

Other Comprehensive Income

Other comprehensive income consists of unrealized gains on marketable securities. The Company's comprehensive loss for the year ended December 31, 2005 totaled $931,877 and for the year ended December 31, 2004 comprehensive income totaled $950,164.

Recent Accounting Pronouncements

In December 2004 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). The Company cannot estimate the current impact on the financial statements. This standard becomes effective on January 1, 2006 for small business issuers. The Company will adopt SFAS 123R beginning in the Company's first fiscal quarter of 2006.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Property and Equipment

Property and equipment, at cost, consist of the following at December 31, 2005:

Office equipment	$ 279,877
Automobiles	139,813
Leasehold improvements	65,911
Total property and equipment	485,601
Less: accumulated depreciation	(352,820)
Property and equipment, net	$132,781

Depreciation expense was approximately $71,400 and $93,800 for the years ended December 31, 2005 and 2004, respectively.

4. Income Taxes

The provision for income taxes relating to continuing operations consists of the following:

	For the Year Ended December 31, 2004
Current Taxes:	
Federal	$53,101
State	17,701
Provision for income taxes	$70,802

The provision for income taxes relating to discontinued operations consists of the following:

	For the Year Ended December 31, 2004
Current Taxes:	
Federal	$464,250
State	154,750
Provision for income taxes	$619,000

Deferred tax assets consist of the following:

	2005	2004
Deferred tax assets:		
Unrealized loss on marketable securities	137,199	11,541
Net operating loss	187,229	-----
Deferred tax assets	324,428	11,541
Less: valuation allowance	(324,428)	-----
	-----	11,541

The Company's net operating loss of $468,000 can be used to offset future taxable income and it expires in 2025.

The provision for income taxes on earnings differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31	2005	2004
Federal Statutory Rate	(34%)	34%
State income taxes, net of federal tax benefit	---	6%
Valuation allowance		
Provision for income taxes	34%	---
	---	40%

5. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable executives. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible executives to participate. It is a "Matching Contribution" plan under which eligible executives may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $10,000), with the Company matching on a dollar-for-dollar basis up to 3% of the executives' compensation (with a cap of $10,000). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For fiscal year 2005 and 2004 the Company contributed $10,000 and $9,000 respectively, as a matching contribution to the IRA Plan.

6. Stock Option Plan

The Company adopted the 1999 Stock Option Plan (the "Plan"), as amended, reserving 854,000 common shares of the Company for issuance upon exercise of stock options granted pursuant to the Plan. At December 31, 2005 and 2004, 155,000 and 91,560 options were available for future grants under the plan, respectively.

The exercise price of options granted under the Plan may not be less than the fair market value on the date of grant. The options may vest over a period not to exceed ten years. Stock options under the Plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under the Plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then upon each additional year in office. The objectives of the Plan include attracting and retaining key personnel, providing for additional performance incentives and promoting the success of the Company by increasing the efforts of such officers, employees, consultants and directors. The Plan is the only plan that the Company has adopted with stock options available for grant.

The Company accounts for the employee options under APB Opinion No. 25, under which no compensation cost has been recognized as all options granted to employees during 2005 and 2004, have been granted at the fair market value of the Company's common stock. Options granted to consultants are accounted for under SFAS No. 123 and EITF No. 96-18 and are measured using Black-Scholes option pricing model. Compensation costs of $38,439 and $2,976 were charged to operations in 2005 and in 2004, respectively.

The weighted average fair value of options granted during the year ended December 31, 2005 and 2004 was $1.22 and $1.21, respectively.

The following summarizes stock option activity for 2005 and 2004:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	468,440	$2.67
Granted	125,000	$4.09
Exercised	(125,000)	$2.14
Forfeited	(30,000)	$2.93
Outstanding at December 31, 2004	438,440	$3.21
Granted	173,000	3.31
Exercised	(21,000)	1.64
Forfeited	(86,440)	3.86
Outstanding at December 31, 2005	504,000	3.20

As of December 31, 2005 and 2004 there were exercisable options amounting to 471,213 and 430,253 respectively, with a weighted average exercise price of $2.01 and $2.26, respectively. As of December 31, 2005 and 2004 the weighted average remaining contractual life of options outstanding are 3.02 and 2.95, respectively.

In connection with the Company's initial public offering the Company issued 132,500 warrants to the underwriters of the initial public offering. The warrants are convertible into the same number of common shares at an exercise price of $7.80 per warrant. The warrants are exercisable over a four-year period beginning on the first anniversary of the offering. All of the warrants were expired on May 13, 2004.

7. Shareholders' Equity

On December 5, 2005, following the execution of a web-site development and services agreement signed between the Company and Ocean-7 Development, Inc. ("Ocean-7"), a prominent software development and Internet company, the Company agreed to issue a total of 60,000 shares of the Company's common stock. The shares will be issued in three equal installments of 20,000 shares each, pursuant to a three tier schedule, as provided in the agreement. The first 20,000 shares were issued upon the execution of the agreement, which were values at $2.37 per share, or $47,400, which was the Company's market price at the date of the grant. In addition to the issuance of shares, the Company granted Ocean-7 an option to purchase 75,000 shares of the Company's common stock under the Company's stock option plan, to be vested in three installments of 25,000 shares each, the first to vest on the first anniversary of the agreement. Both the shares and the options are restricted pursuant to Rule 144 promulgated under the Securities Act of 1933. Because the service have not yet been performed by Ocean –7 under the agreement, the value of the shares issued are included in stock subscriptions receivable, until such time that they become earned and will be accounted for under EITF 00-2, "Accounting for Web Site Development Costs". The value of the options will be accounted for under ETTF 96-18 "Accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services."

8. Commitments and Contingencies

Operating Leases

The Company has various lease and rental commitments ending 2008 for its offices, automobiles and equipment. At December 31, 2005, approximate future minimum rental payments under these commitments are as follows:

2006	108,070
2007	75,365
2008	60,801
Total	244,236

Rent expense was approximately $124,000 and $83,000 in 2005 and 2004, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. In August 2004, the Board of Directors approved Mr. Ran a one-time bonus of $154,000 due to the sale of the Blackbook Photography Inc. Mr. Ran's annual compensation was $225,000 and $378,154 during fiscal years 2005 and 2004.

Contingencies

From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management and counsel, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company's financial position, liquidity or results of operations.

On February 24, 2004 the Jewish Sephardic YellowPages Ltd. (the "Plaintiff") filed a claim against the Company in the U.S. District Court for the Eastern District of New York, challenging the Company's ownership of its federally registered trademark "Kosher Yellow Pages" and seeking declaratory judgment, injunctive relief and compensatory and punitive monetary damages against the Company in connection with the Company's use of the trademark. The Company filed an answer on April 7, 2004 vigorously denying plaintiff's claims and asserting that there is no basis for liability. The Company has also asserted a counterclaim and third party complaint against Plaintiff and the Plaintiff's owner in which it seeks a declaratory judgment that the Company is the rightful owner of the mark "the Kosher Yellow Pages", and seeking injunctive relief, compensatory and punitive monetary damages and other relief against the continuing, unauthorized use of this trademark by the Plaintiff. On April 5, 2005, the Company filed a motion for summary judgment. As of March 3, 2006 the motion is still pending.

In January 2001, Flexible Business Systems, Inc. commenced an action against DAG Media, Inc. and Dapey Assaf, Ltd., in the Supreme Court of the State of New York, County of Suffolk for breach of contract, seeking compensation for unpaid invoices pursuant to a written agreement for computer software. DAG Media defended the complaint claiming there was no valid contract between the parties as the software program did not comport to DAG Media's needs. Following a trial, On January 26, 2006 we received a Notice of Entry, finding in favor of Flexible Business Systems and awarding them the sum of $38,553.94 plus interest from January 19, 2001. We haven't received the Final Judgment yet, but in any event we intend to appeal. Because the Company believes it has meritorious defenses to win on appeal, no accrual has been made on this action at December 31, 2005.

9. Related Parties Transactions

During 2005 and 2004, the Company has paid $47,300 and $105,000, respectively, in legal fees to Morse, Zelnick Rose & Lander LLP for legal advice and representation. Stephen A. Zelnick, who resigned as a director of the Company on April 28, 2005, is a partner of Morse, Zelnick, Rose & Lander LLP.

DAG Interactive Inc, our subsidiary is being held 20% by Ocean-7. Mark Alhadeff is the main shareholder of Ocean-7 and effective December of 2005 is a member of our board of directors.

10. Subsequence Events

On February 6, 2006, we entered into an asset purchase agreement to sell the assets and liabilities of our two Jewish directories, The Jewish Yellow Pages and The Jewish Master Guide (also known as the Kosher Yellow Pages), to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agencies' owners and a few of our employees. The assets will be sold for (i) $291,667 to be paid in cash at the closing; (ii) the delivery of a promissory note in the amount of $613,333 which will be paid in 24 consecutive monthly installments of $25,556 each bearing 5% interest, per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,364,000. A definitive asset purchase agreement, also referred to herein as the asset purchase agreement, was executed on February 6, 2006. We hired a prominent investment banker to conduct a valuation analysis and to provide a fairness opinion regarding the value of the directories to our shareholders.

The consummation of the sale is contingent upon several closing conditions, including our receipt of both shareholder approval and a fairness opinion. We are in the process of preparing a definitive proxy statement which will be mailed to our shareholders, and we will publicly announce the date and time of the special meeting of the shareholders at that time.

The asset purchase agreement contains normal and customary representations, warranties and covenants. The asset purchase agreement provides, under certain circumstances, for us and DAG-Jewish Directories, Inc. to indemnify each other for breaches of our respective representations, warranties and covenants. In addition, the asset purchase agreement provides for transition services agreements to be signed between us, Assaf Ran, our President and Chief Executive Officer, and DAG-Jewish Directories, Inc. in order to assist in the transition for both companies.

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Dag Media, Inc.

We have audited the accompanying consolidated balance sheet of Dag Media, Inc. and subsidiary as of December 31, 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dag Media, Inc. and subsidiary as of December 31, 2005 and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with United States generally accepted accounting principles.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

January 20, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

This page was left blank intentionally

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Inbar Evron-Yogev
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
DAG Media, Inc.

Mark Alhadef
President
Ocean-7 Development, Inc.

Eran Goldshmid (1) (2)
President
New York Diamond Center

Michael J. Jackson (2)
Chief Financial Officer
Agency.com

Phillip Michals (1) (2)
President of Up-Tick Trading
Principal and a Vice President
RG Michals Inc.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100

ANNUAL MEETING

The Annual Meeting of Stockholders will take place at 9:00 a.m. local time, on Tuesday, July 18, 2006, at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue (39th Floor), New York, New York 10178.

COUNSEL

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540

INDEPENDENT PUBLIC ACCOUNTANTS

Goldstein Golub & Kessler LLP
1185 Avenue of the Americas
New York, New York 10036-2602

OTHER INFORMATION

A copy of the Company's annual report on Form 10-KSB, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

DAG Media, Inc.
Investor Relations Department
125-10 Queens Boulevard, Suite 14
Kew Gardens, New York 11415
(800) 261-2799

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

DAG Media, Inc. is traded on the NASDAQ Capital Market under the symbol DAGM.

The following table sets forth the high and low bid prices as quoted by the Nasdaq Capital Market in the years 2005 and 2004. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not
necessarily represent actual transactions.

	Bid Prices	
2004	High	Low
First Quarter	$7.60	$3.23
Second Quarter	$6.69	$3.81
Third Quarter	$3.96	$2.81
Fourth Quarter	$5.62	$3.25
2005		
First Quarter	$4.38	$3.27
Second Quarter	$3.92	$3.00
Third Quarter	$3.4	$2.35
Fourth Quarter	$5.62	$2.06
2006		
First Quarter	$2.35	$1.90

(b) Holders

As of April 15, 2006, the approximate number of record holders of the Common Stock of the Company was 17 but the Company estimates that it has more than 500 beneficial owners.

(c) Dividends

In 2004 and 2003, we declared a dividend of $0.28 and $0.25, respectively, per share to all shareholders of record as of December 1, 2004. The dividend was paid on January 5, 2005. In addition, we paid $0.40 per share annual dividends in quarterly payments during fiscal 2005. At this point, we have no plans to pay additional dividends.


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DAG MEDIA Inc.

125-10 Queens Blvd., Suite 14

Kew Gardens, NY 11415

TEL: 718-520-1000

FAX: 718-793-2522

www.dagmedia.com